Computershare Trust Company of Canada 510 Burrard Street, Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.683.3694

April 23, 2003

To:      All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: American Bonanza Gold Mining Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Special
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	024640104
5.	Record Date for Notice	:	May 09, 2003
6.	Record Date for Voting	:	May 09, 2003
7.	Beneficial Ownership Determination Date	:	May 09, 2003
8.	Meeting Date	:	June 13, 2003
9.	Meeting Location	:	Vancouver
10.	Business	:	Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.0216
Fax:604.683.3694